As filed with the Securities and Exchange Commission on August 6, 2003

File No. 333-88860

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

J.L. FRENCH AUTOMOTIVE
CASTINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3983670 (I.R.S. Employer Identification No.)

4508 IDS Center Minneapolis, Minnesota (Address of Principal Executive Offices)	55402 (Zip Code)

     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of J.L. French Automotive Castings, Inc., a Delaware corporation (“J.L. French”) and successor to the agent for service named in the Registration Statement on Form S-1 (Registration No. 333-88860) (the “Registration Statement”), relating to Class A common stock, par value $.01 per share (the “Common Stock”), of J.L. French, hereby requests that the Registration Statement be withdrawn, effective immediately. J.L. French no longer intends to sell the Common Stock included in such Registration Statement for registration under the Securities Act due to market conditions. No sales have been made or will be made under the Registration Statement.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

By:	/s/ Anthony A. Barone Anthony A. Barone Chief Financial Officer